Filed by Docent, Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Docent, Inc.

Click2learn, Inc.

Commission File No.: 000-31537

This filing relates to the proposed transactions pursuant to the terms of that certain Agreement and Plan of Reorganization, dated as of October 20, 2003 and amended as of November 13, 2003 (the “Merger Agreement”), by and among Docent, Inc., Click2learn, Inc., Hockey Merger Corporation (“Newco”), Devil Acquisition Corporation, a wholly owned subsidiary of Newco, and Canuck Acquisition Corporation, a wholly owned subsidiary of Newco. The following is a transcript of a Docent Fourth Quarter and Full Year 2003 preliminary earnings call.

CORPORATE PARTICIPANTS

Andrew Eckert

Docent, Inc. - President, CEO, Director

Neil Laird

Docent, Inc. - CFO, SVP

CONFERENCE CALL PARTICIPANTS

Connie Reagan

Think Equity Partners - Analyst

Eric Martinuzzi

Craig Hallum Capital - Analyst

Walter Schenkner

Analyst

PRESENTATION

Operator

Ladies and gentlemen, welcome to the Docent conference to discuss the preliminary results for the fourth quarter and year ended 2003. During this session, all lines will be (indiscernible) until the question-and-answer portion of the call (Operator Instructions). At this time, I would like to introduce today’s speakers, President and Chief Executive Officer of Docent, Andy Eckert. Andy?

Andrew Eckert - Docent, Inc. - President, CEO, Director

Good morning, everyone, and thank you for joining Neil Laird, our Chief Financial Officer and me for Docent’s Fourth Quarter of 2003 earnings call. Please note that we issued a press release disclosing our preliminary results for the fourth quarter yesterday at approximately 4:05 Pacific time. The release is also available on our website at www.docent.com under investor relations.

Before we review the quarter, I should point out the following important information. Certain comments made during this conference call may contain forward-looking statements including statements about our future business operations, financial performance and market conditions that include risks and uncertainties. They are based on current expectations, estimates, beliefs, assumptions and goals and objectives and are subject to uncertainties that are difficult to predict. All forward-looking statements made in this call are based upon information known to the parties as of the date of this release and Docent does not assume any obligation to update any such forward-looking statements. Actual results might differ materially from those projected in the forward-looking statements. Please refer to the discussions of risk factors and other factors which are included in Docent’s most recent filings with the

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Securities and Exchange Commission, including but not limited to the 10-K or 10-Q filings. A live audio webcast of today’s call is available from Docent’s website at www.docent.com. I would now like to turn the call over to Neil to review our financial results.

Neil Laird - Docent, Inc. - CFO, SVP

Thanks, Andy. Good morning and a happy new year to everyone. I will first of all briefly update you on our preliminary financial results. I would like to caution you that these results are yet to be audited by our external auditors.

For the fourth quarter of 2003, our revenue is expected to be approximately $8.5 million. This compares to $7.1 million in the fourth quarter of 2002 and represents a year-on-year increase of 20 percent. Our revenue in the third quarter of 2003 was 7.0 million, so this also represents a sequential increase of over 20 percent. License revenue is expected to be $3.8 million and service revenue at $4.7 million.

For the fiscal year 2003, revenue is expected to be approximately $30.3 million, compared to $27.8 million in fiscal 2002. This is the most revenue recorded in any year in the Company’s history. We have see acceleration in growth in revenue in the last few quarters. After the first two quarters when revenue was relatively flat to year-on-year, we have now seen two successive quarters with solid year-on-year revenue growth — 16 percent in the third quarter and 20 percent in the fourth quarter. As we’ve discussed in previous calls, our revenue growth was slowed in the early part of the year by the uncertain business conditions and also by the change in our market as more customers entered into contracts that involved revenue recognition over a period, rather than up front. We’re now seeing the revenue impact of these contracts and are also seeing improved market conditions as demonstrated by the bookings number of approximately $10 million in the fourth quarter.

The GAAP net loss in the fourth quarter is estimated at approximately 2.5 million, or 19 cents per share. Included in this number is approximately $1.2 million of expenses that we have incurred in respect of the proposed merger with Click2learn. Although this transaction is a merger of equals, under GAAP accounting rules, there must be an acquirer, which is Click2learn. As the acquiree, Docent is required to expense all of the merger-related costs as they are incurred, rather than capitalizing them as part of the transaction. Excluding these costs, the non-GAAP financial measure for net loss is $1.3 million, or 10 cents per share. These numbers compared to a GAAP net loss of $3.2 million in the fourth quarter of 2002 and a GAAP net loss of $2.7 million, or 20 cents per share in the third quarter. This is the ninth successive quarter that Docent has reduced its net loss.

For the total year, the net loss will be approximately $10.7 million, or 82 cents per share compared to $23 million, or $1.72 in 2002.

We continue to manage our cash very carefully and our year-end balance, the cash and short-term investments was approximately $29.5 million. During the fourth quarter, the cash burn was $3.4 million, which included approximately $1 million of merger-related activities. So the cash burn from operations was approximately $2.4 million.

We are not giving forward-looking guidance until our merger with Click2learn is completed. So in closing, I would like to thank all of our investors for their ongoing support and I will now turn the floor back to Andy.

Andrew Eckert - Docent, Inc. - President, CEO, Director

Thanks, Neil. Our fourth quarter marked a milestone for Docent in two very important ways. First on October 20th, we announced an agreement to merge with another leader in the emerging e-learning market, Click2learn. This strategic move has been very well received across the spectrum and given the strength of both companies, positions our new company as we believe the most valuable and credible competitor in the market.

Secondly, in the fourth quarter, we posted the best numbers in the history of this company. As Neil outlined, we booked approximately $10 million in business, added 20 new customers, consummated new important partner relationships and grew the top line by 20 percent versus the fourth quarter of 2002. And we made dramatic progress in moving our business to break-even, decreasing our loss by $1.9 million, or nearly 60 percent from the fourth

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quarter of 2002, excluding the merger-related expenses. I would like to comment briefly on both topics before opening the call to your questions.

First, our results for the quarter. Many of you have listened patiently for the past few quarters as I emphasized the positive aspects of our business — key customer wins, expansion of our solutions suites to the broadest in the industry, superior customer satisfaction and the continued acceptance of e-learning as a separate and important category in the business applications marketplace. Despite these encouraging trends, our revenue had remained stagnant. I’m very happy to say that the fourth quarter’s financial results begin to represent what we at Docent have felt for awhile — a growing leadership position in this market. Given our continued emphasis on customer solutions as opposed to selling software licenses, our period revenue has been suppressed throughout the year, but certainly not our business bookings. On the year-over-year basis, our revenue is up 9 percent while our bookings volume was up 24 percent. The fiscal fourth quarter was the first quarter where the revenue began to reflect our bookings momentum in the last 4-5 quarters and our current pipeline suggests the market is continuing to expand.

Throughout the year, I’ve tried to make the sometimes abstract nature of our market a bit more real to the investment community. As I’ve said many times before, e-learning is not just about the concept of making employees more productive and skilled. The most sophisticated clients are using our solutions to tackle the biggest, most mission-critical problems facing there enterprises. Two major pieces of Q4 business certainly support this notion.

Kia Motors America, the North American arm of the Korean automobile manufacturer, needed to strengthen its connection to its rapidly growing dealer network. The Vice President of Parts and Service had been using web-based training and web conferencing for three-plus years as a way to educate and communicate, but knew that they were not yet fulfilling the potential of this type of solution. After looking at several companies, Kia chose to work with Docent. At one meeting, we described the value of Docent Analytics as a tool that helped them determine if the training investment they were making was in fact having an impact. The VP stopped me and asked if we could, using Docent Analytics, correlate the training database with the warranty database. I responded that we had not done that given the newness of this particular application, but certainly could do it technologically. After thinking a few minutes, he very excitedly said, “We spend millions of dollars each year on training and certifying our dealer technicians and never know if it makes a difference in first-time fix rates, warranty costs, and ultimately customer satisfaction. This may allow us to determine the training content that does have a proven impact on all these measures and maybe we can get rid of the stuff that doesn’t!” So I can tell you having been in that meeting, the light bulb in this gentleman’s mind was certainly on. He’s not a learning expert, a training or an OD type — just an operating executive looking to make the biggest impact possible with his limited resources.

I’m often asked what is different about our market than when I started here a couple of years ago. To me, several thoughts come to mind. First what has been an incredibly cluttered market with over 100 providers of Learning Management Systems is now populated by at most three to four companies that can meet the needs of the global 2000 enterprises. Second, the market is clearly beginning to appreciate the value of a broader, more integrated suite of applications built around the Learning Management System. As evidence of this point, in the fourth quarter, 60 percent of our bookings were in our installed base where many clients chose to deploy another Docent module. And finally, perhaps most importantly, two years ago, the industry had way more hype than actual, proven success stories where companies clearly understand that e-learning is an indispensable means of better business performance. At Docent, I know we have several, perhaps as many as 10 multinationals that have gradually deployed our solutions throughout their enterprise and represent the best evidence of e-learning as a game-changing technology.

In the fourth quarter, our largest client, GlaxoSmithKline, continued its expansion of Docent. At the present time, we have deployed 80,000-plus employees in 19 countries and 14 languages. In addition over the last year, GSK has implemented our Learning Content Management System to create and manage online content. In the fourth quarter, GSK purchased both our Analytics functionality as well as Docent Peak Performance, our performance management offering. The number two IT executive in the company has visited Docent twice in the past five months because as he says “We decided that e-learning is the top three strategic business applications for Glaxo going forward.” He has personally taken on the duty to accelerate and optimize their deployment of Docent. And again as he told me, “I can show you incredibly compelling data on the hard-dollar return associated with our investment in Docent products, but beyond that, we’ve come to realize e-learning is one of our powerful competitive advantages.”

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These are but two recent anecdotes — the Kia motor story and the Glaxo story — that hopefully bring our market a bit more to life for you. We have done very well this year winning both new business as well as expanding existing relationships. Even though the market has seen a shakeout over the last couple of years, the vendor decision is still too difficult for prospects given the lack of a true recognized leader in the business. I believe strongly that this void will be filled with the pending merger of Docent and Click2learn.

We believe the resulting organization will have twice the revenue base of any competitor, three times the customer base, over three times the amount of cash on the balance sheet and will be the first global e-learning vendor to be sustainably cash flow positive. Together, we strive to be the de facto leader as viewed by any meaningful measure by our customers and prospects.

Docent and our Board are clearly enthusiastic about the proposed business combination. We continue to believe that the deal will formally close this quarter. With respect to the terms of the transaction, we have a contract in place with Click2learn. And although we will continue to analyze the situation in light of yesterday’s announcements, we intend to honor the contract.

In closing, I’d like to thank our customers, shareholders and most importantly our employees for their support. Our company has transformed itself through a lot of individuals’ hard words and team effort. I expect 2004 to be a strong year for this organization. Thanks. Now, we’d like to take your questions. Operator?

QUESTION AND ANSWER

Operator

Connie Reagan (ph), Think Equity Partners.

Connie Reagan - Think Equity Partners - Analyst

Good morning. Approximately 45 percent of your revenue is license based, and this number has bounced around a bit in the past. Do you believe you have maintained the current ratio of license and service revenue in the mid-40 range, given that an increasing number of customers seem to prefer subscription-based products in this economic environment, or do you think it could go back to 2001 levels that is generating license revenue above 50 percent of the total of at some point when the economy picks up?

Neil Laird - Docent, Inc. - CFO, SVP

I think the best evidence is in our bookings, and we’re seeing that this ratio is pretty constant in our bookings numbers. So I don’t see any reason why it should change in the near future. On the other hand, given the amount of services and additional offerings that the customers want, I think it is unlikely to go back above 50 percent, just because the new orders we’re getting do include hosting, professional services, as well as maintenance. So somewhere in the 40-50 percent range is my best guess as to what the go-forward number will be.

Connie Reagan - Think Equity Partners - Analyst

That’s what I thought. And then I have a question on gross margin. Your gross margin and license revenue was relatively stable in 2001. It bounced around wildly in 2002, ranging from 80 to 98 percent, and then it stabilized in 2003 around 90 percent. Is 90 percent your long-term target, or do think you could exceed that number going forward again?

Neil Laird - Docent, Inc. - CFO, SVP

The reason why it changed was as a result of the acquisition of G-Force (ph) and the expense that brought the margin down from the 98 percent — was the cost of amortizing the purchased technology. That is essentially a fixed number. As the license revenue increases, I would expect the percentage margin to move upwards.

Connie Reagan - Think Equity Partners - Analyst

Okay. Can you elaborate a bit on your service margin? What type of services is it composed of these days and what does it depend on and where do you see it going?

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Neil Laird - Docent, Inc. - CFO, SVP

The service, it includes obviously maintenance, the professional services, implementation services, hosting and a certain amount of ASP services and training. We’ve steadily improved the gross margin from — I think two years ago, we were losing money and the margins have moved up into the high 40 percent range. I think we probably exceeded 50 percent during the fourth quarter and I would expect to see service margins around 50 percent, maybe a little higher, a little bit lower. It will probably bounce around that level.

Connie Reagan - Think Equity Partners - Analyst

Thank you very much. I have just one more question. What is the current customer reaction — this is in respect to the merger with Click2learn? You lose any customers, you gain any customers? What do your customers say?

Andrew Eckert - Docent, Inc. - President, CEO, Director

In terms of existing customers, absolutely have not lost any customers. I can tell you the response has been unanimously favorable for a couple of reasons. One, it validates in many cases as we’ve said, Docent and Click2learn were two of the finalists in there in their process, if not the two finalists. And I’ve had several large customers comment to me the fact that we are two companies, are coming together in many ways validate the decision that they made the right choices in terms of the finalists that they looked at, number one. Number two is they understand that they very much will have a seat at the table as we decide what and how to build our current technology over the next several years and understand that the resulting organization will have close to probably — in the range of 50-75 percent, perhaps more in terms of resources, in each and every important functional area that adds customer value, R&D, customer support, etc., so they’re no longer dealing with a $30 million company, but dealing now with a company twice that size and clearly, one viewed as the market leader. So many customers are feeling — many in fact all customers are feeling much more confident that they have made the right choice in their partner going forward.

Connie Reagan - Think Equity Partners - Analyst

Okay, thank you. That is all of my questions.

Operator

Eric Martinuzzi, Craig Hallum Capital.

Eric Martinuzzi - Craig Hallum Capital - Analyst

Good morning, gentlemen. My question has to do with the outlook for 2004. I know it is difficult, given the fact that you’re this close to closing the merger. But just on a stand-alone basis, looking out to where you finished 2003, you were up about 9 percent, total revenues ‘03 versus ‘02. Given the sense that you have in the market right now, if you had to go it alone in ‘04, what is your sense of where — the growth rate for the company?

Andrew Eckert - Docent, Inc. - President, CEO, Director

I really don’t have an answer for that one, Eric. I can tell you that our pipeline continues to grow. We measure the amount of vendor of choice already — accounts that have already chosen us for a vendor, the vendor of choice, the preferred vendor for their projects going forward, that number has steadily climbed. It is probably 2X what it was last year, in terms of entering a quarter. And so our momentum in the marketplace, we feel, is very strong. But as a result of just not giving any guidance for the quarter, I really cannot give you much insight as to what we look like going forward.

Eric Martinuzzi - Craig Hallum Capital - Analyst

Okay. How about the bookings? I could maybe use just a primer on how the bookings are up 24 percent for the year and the revenues are up 9 percent. Can you educate me there?

Andrew Eckert - Docent, Inc. - President, CEO, Director

What we’ve done, probably the last two or three earnings calls like this, is describe a bit of a change in our business. When I arrived here a couple of years ago, we were selling software licenses (indiscernible) large engagements, outsourcing the implementation services to a third party, thereby the revenue recognition was rather rampant (ph). And over the course of the last couple of years through a whole set of kind of industry dynamic reasons, more of the implementation services have come our way, certainly all the maintenance hosting and focus on — our focus on

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customer solutions, selling has just necessitated a different revenue recognition, much more of a term-based revenue recognition in the eyes of our finance folks, as well as our auditors, and that has stretched out revenue recognition. I think you will see that the deferred revenue balance is growing in kind (ph) over the course of last year. So it is just a different set of services and solutions that we’re selling our clients as well as doing much more of the work ourselves as opposed to outsourcing it to our systems integrator integration partners.

Eric Martinuzzi - Craig Hallum Capital - Analyst

Okay. I guess I was trying to find a back door way to get an answer to my 2004 projections, and I’m not going to be able to get there from here based on bookings, I guess. What about — the Q4 numbers looking backwards here, you had a good bit of deals that were signed in Q2, Q3. Those contributed in Q4. As far as the projections for — was that an anomaly? Was it one-time or was this more of an ongoing contribution on the ratable side?

Andrew Eckert - Docent, Inc. - President, CEO, Director

It’s ongoing. Much of our Q4 revenue as you suggest was industry bookings in Q1, Q2 and Q3. And so much of the Q4 bookings will flow into revenue over the next few quarters.

Eric Martinuzzi - Craig Hallum Capital - Analyst

But it’s not like there was a onetime spike in Q4?

Andrew Eckert - Docent, Inc. - President, CEO, Director

No, not at all.

Eric Martinuzzi - Craig Hallum Capital - Analyst

As far as competitive landscape goes, any change in behavior since the announcement of the merger?

Andrew Eckert - Docent, Inc. - President, CEO, Director

By our competitors?

Eric Martinuzzi - Craig Hallum Capital - Analyst

Yes.

Andrew Eckert - Docent, Inc. - President, CEO, Director

Yes, a bit more desperate, which is good. There’s a few competitors that are really up against the ropes and that is the whole idea of these things. So I think in many cases, another competitor is being included in the processes to make it an honest process at major engagements. But we really feel that the competitive landscape has tilted in our favor. It’s gradually going that way in Docent’s favor and I think Click2learn has remained our most significant and consistent competitor. And so bringing the two companies together we feel will certainly have the desired reaction in the marketplace.

Eric Martinuzzi - Craig Hallum Capital - Analyst

What about a change in pricing pressure, Q3 versus Q4?

Andrew Eckert - Docent, Inc. - President, CEO, Director

Nothing notable. As you know, deal size is relatively the same and we believe that if we can begin to stabilize the value that we receive for our technology.

Eric Martinuzzi - Craig Hallum Capital - Analyst

International mix — what percent was from international?

Andrew Eckert - Docent, Inc. - President, CEO, Director

I would think it is pretty consistent. I don’t have all of the numbers right at our fingertips on international contribution, but we had a very good quarter in Europe on a bookings basis and continue to make progress in Japan. In Japan, our business was up probably 3X versus last year, in terms of overall bookings volume. Europe was a probably 50 percent and the U.S. up nicely at 15-20 percent.

Eric Martinuzzi - Craig Hallum Capital - Analyst

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That’s year-on-year or Q4 versus Q4?

Andrew Eckert - Docent, Inc. - President, CEO, Director

2003 versus 2002.

Eric Martinuzzi - Craig Hallum Capital - Analyst

Lastly on the cash side, burned (ph) — you’re down to 29.5 on the cash, and I do understand that a million of it was — the three four (ph) burn was associated with the merger. What’s your expectation here for Q1?

Andrew Eckert - Docent, Inc. - President, CEO, Director

No expectation out there for Q1, but we believe that upon formally closing the merger that we will reach a cash flow breakeven status pretty quickly. Perhaps within a couple of quarters, we will be at a breakeven cash flow position, which will be a first in this business for a publicly traded company.

Eric Martinuzzi - Craig Hallum Capital - Analyst

Thank you. That covers my questions. Nice quarter.

Operator

(indiscernible).

Unidentified speaker

Thank you. Good morning, everybody. Actually, all of my questions have been asked. I guess the only thing left would be — you want to comment on the number of deals that were closed in this and which ones were new — how many were new and how many were repeated (indiscernible) percent?

Andrew Eckert - Docent, Inc. - President, CEO, Director

We had 20 deals of note in the quarter. And I would say in terms of the new bookings number, it was about 42 percent of the overall bookings number came from new customer, and therefore, 58 percent or approximately from existing customers. And that’s a nice ratio in this business and we would expect that to continue.

Unidentified speaker

That’s all I have. Good quarter, guys.

Operator

Walter Schenkner (ph), (indiscernible) Capital Management.

Walter Schenkner Analyst

Good morning. Just a fairly quick question. To quote a Wall Street firm — Docent pre-announced upside. Click2learn pre-announced downside — that’s the briefing I received. The question which follows from that is — when the terms of the merger — and I understand the strategic benefit of the merger and why it’s a very, very good merger for both parties. So I’m not questioning the merger, I’m just questioning whether you were aware of the recent results of Click2learn when you negotiated the terms of the merger?

Andrew Eckert - Docent, Inc. - President, CEO, Director

Well, the terms of the merger were negotiated three months ago. So obviously, we weren’t aware of the recent results of Click2learn, given that those are quite new. So no, the answer to your question is no.

Walter Schenkner Analyst

And your view is that the benefits of the merger of such that their disappointment should not affect your view of what those terms ought to be?

Andrew Eckert - Docent, Inc. - President, CEO, Director

As I said in our statements that we clearly intend to honor the contract that we have and we will certainly be in to digest and analyze the situation in terms of — in light of yesterday’s announcement, which are pretty hot off the press.

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Walter Schenkner Analyst

Thank you.

Andrew Eckert - Docent, Inc. - President, CEO, Director

Thank you, Walter.

Operator

(Operator Instructions).

Andrew Eckert - Docent, Inc. - President, CEO, Director

It sounds like we are done for this morning. Thank you all very much for your time this morning and we will continue to update you on events as they develop. Thank you very much.

Additional Information And Where To Find It

In connection with the merger of Docent, Inc. and Click2learn, Inc., Hockey Merger Corporation filed a registration statement on Form S-4 with the Securities and Exchange Commission on November 17, 2003 and subsequently amended on January 6, 2004 containing a preliminary joint proxy statement of Docent and Click2learn and preliminary prospectus of Hockey Merger Corporation. Investors and security holders are urged to read this filing, which is available now, and the definitive joint proxy statement/prospectus when is becomes available, because it contains and will contain important information about the merger. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the Securities and Exchange Commission at the Securities and Exchange Commission’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by Docent by contacting Docent Investor Relations at (650) 934-9500. Investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by Click2learn by contacting Click2learn Investor Relations at (425) 462-0501.

Docent and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Click2learn in connection with the merger. Information regarding the special interests of these directors and executive officers in the merger is included in the preliminary proxy statement/prospectus of Docent and Click2learn and will be included in the proxy statement/prospectus of Docent and Click2learn described above. Additional information regarding the directors and executive officers of Docent is also included in Docent proxy statement for its 2003 Annual Meeting of Stockholders, which was filed with the Securities and Exchange Commission on or about April 24, 2003. This document is available free of charge at the Securities and Exchange Commission’s web site at www.sec.gov and from Docent by contacting Docent Investor Relations at (650) 934-9500.